Filed pursuant to Rule 433
Registration Statement No. 333-157007

The e-mail below is being sent to Zion’s database.

Dear Shareholder and/or Friend of Zion...

ZION'S RIGHTS OFFERING IS STARTING

As you can read in the Press Release (see below), Zion's Rights Offering has been declared effective by the Securities and Exchange Commission. So, our Rights Offering can now start.

Anyone who is a stockholder on the record date of May 4, 2009, will have the right to purchase some more stock at $5.00 each.

Here is some background information:

During the eight-month period from May 14, 2008, to January 9, 2009, we held a $10-unit public offering and raised over $6.4 million in cash, in order to fund our drilling plans in Israel.

The $10-unit offering was a success, but we were hoping to gather significantly more funds than we did - as you know, during 2008, a financial crisis hit the world economy.

We were able to carry out a good part of our work program, but we also look to the future and prudently plan our work and cash expenditure, just as you would expect.

At this stage of our corporate development, one way for us to raise additional capital is through a sale of our stock to professional third party investors.

However, any such sale of our stock would need to be at a discount to the market price of our stock. Consequently, your percentage ownership in Zion would be diluted by outside professional investors.

So, we decided that, before offering any discounted stock to outside third parties, we would give our current stockholders (who we would like to reward for supporting Zion) the opportunity to buy discounted stock.

We are therefore holding a 'Rights Offering' in which you will receive .375 of a subscription right (THREE subscription rights for each EIGHT shares) for each share of common stock that you own. Each subscription right will entitle you to purchase one share of stock at $5.00 per share.

For example, an owner of 1,000 shares of Zion stock will have the right (but not the obligation) to purchase an additional 375 (1,000 x 3/8) shares of Zion stock at $5.00 each (whatever the market price).

Please also note that, should you desire, we are allowing 'over-subscription'. If you want to apply for more $5.00 stock than you have a right to, you may do so at the same time that you send in your rights subscription. In the event that there are rights not subscribed for, then we will allow those who have sent in their 'over-subscriptions' the extra $5.00 stock that they have applied for. The over subscriptions will be allocated in as fair a manner as possible, in line with the supply and the demand of Rights.  (NOTE:  All subscriptions, including oversubscriptions, take place during the same time period.  There will NOT be a subsequent time for you to “oversubscribe” after the initial subscription period.)

Let me share with you the following 'behind the scenes' information.

A great deal of financial mathematics and discussion went into planning Zion's Rights Issue and, finally, the 'THREE for EIGHT / .375' amounts were chosen. I commented that those figures were amazingly appropriate for Zion - almost as if we were 'guided towards them'.

I'll explain:

(1) The goal of Zion is to find 'black gold' - that's no secret.

(2) When you purchase gold jewelry, it is often made of 14 carat or 18 carat gold.

The word carat derives from the Greek 'keration' meaning “fruit of the carob”. In ancient times, carob seeds were used as weights on precision scales because of their uniform weight. So, very valuable small items (such as gold jewelry or precious stones) were weighed in 'carob seeds' or carats.

Today, 24 carat gold is equivalent to pure gold, so one ounce of 14 carat gold contains 14/24 = approximately 0.585 ounces of gold. One ounce of 18 carat gold contains 18/24 = .750 ounces of gold.

In the U.K. most of the jewelry sold is in the form of 9 carat gold. Now 9 carat is 9/24 which is identical to 3/8 which is identical to .375.

So, now you can see why we refer to the Rights Offering as being 'Black Gold'.

If you are a shareholder, I hope you will exercise your rights to purchase Zion stock at $5.00 and even consider an over-subscription, as I believe we have arrived at the most exciting stage of Zion's development and that the offer before you may well never be repeated.

If you are not yet a shareholder, please consider becoming part of the Zion family by purchasing some Zion stock (trading symbol: ZN). You may wish to speak to your broker about this.

By the way, if you want to view some photographs of the drilling rig being delivered and erected on our drill site, please go to our website: www.zionoil.com

In any event, thank you for your support!

Psalm 51:18 - In your good pleasure, make Zion prosper...

Thank you for your continued support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

.............................................................

ZION OIL RIGHTS OFFERING DECLARED EFFECTIVE
AND RECORD DATE SET AT MAY 4, 2009

Dallas, Texas and Caesarea, Israel – April 28, 2009 – Zion Oil & Gas, Inc. (NYSE Amex: ZN), announced that the registration statement for its previously announced common stock rights offering was declared effective by the Securities and Exchange Commission on April 27, 2009. The offering will be open to all holders of record on May 4, 2009 (the “Record Date”).

Under the terms of the rights offering, described in the prospectus contained in the registration statement, Zion will distribute to each person who own shares of Zion common stock on the Record Date, non-transferable subscription rights to purchase shares of Zion’s common stock.  Each shareholder of record on the Record Date will receive .375 of a subscription right for each share of common stock owned on the Record Date. This is equivalent to three (3) subscription rights for every eight (8) shares of common stock owned on the Record Date. The Company will not distribute any fractional rights; fractional subscription rights will be rounded up to the next largest whole number. Each whole subscription right entitles the holder to purchase one share of common stock at a purchase price of $5.00 per share. Shareholders who exercise their rights in full will also be entitled to purchase additional shares pursuant to an over-subscription right to the extent holders do not fully subscribe for their basic subscription rights. The subscription rights are non-transferable. The aggregate amount of stock available in the rights offering is 4.2 million shares.

As soon as possible after the Record Date, Zion plans to mail to holders of its common stock (as of the close of business on the Record Date) a prospectus and other items necessary for exercising the rights. Shareholders who hold their shares in a bank or broker name will receive the rights offering material from their bank or broker. The prospectus will contain a description of the rights offering and other information. The subscription rights will be exercisable until the close of business on June 10, 2009, unless Zion extends the offering.

 More information about the offering is available at www.zionoil.com. A copy of the prospectus can be obtained on request, by calling toll free 1-888-TX1-ZION (1-888-891-9466) or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com

The securities are offered by prospectus only, and only within those States and other jurisdictions in which the securities may be sold, and this announcement is neither an offer to sell nor a solicitation of any offer to buy in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities of any such state or jurisdiction.

Zion Oil & Gas, a Delaware corporation, explores for oil and gas in Israel in areas located onshore between Tel-Aviv and Haifa. Zion currently holds two petroleum exploration licenses, the Joseph and Asher-Menashe Licenses, between Netanya on the south and Haifa on the north, covering a total of approximately 162,000 acres. Zion has applied for a further permit area (tentatively named by Zion the Issachar-Zebulun Permit Area) and the application, if granted, will increase Zion’s total license area to over 400,000 acres.

FORWARD LOOKING STATEMENTS: Statements in this press release that are not historical fact, including statements relating to Zion’s expectations regarding the rights offering, the timing of any closing and the results thereof, Zion’s planned operations, potential results thereof and plans contingent thereon, are forward-looking statements as defined in the "Safe Harbor'' provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in the Prospectus and are beyond Zion's control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Accordingly, Zion can give no assurance that the expectations reflected in these statements will prove to be correct. Zion assumes no responsibility to update these statements.

Zion’s homepage may be found at: www.zionoil.com

Contact:
Brittany Russell
Zion Oil & Gas, Inc.
6510 Abrams Rd., Suite 300
Dallas, TX 75231
(1) 214-221-4610
Email: dallas@zionoil.com